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N E W S   R E L E A S E
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MEDIA CONTACTS:

Chartered Singapore:                  For Chartered U.S.:

Rita Srinivasan                       Laurie Stanley, Wired Island, Ltd.
(65) 360.4368                         +1.510.656.0999
ritasrinivasan@charteredsemi.com      lauriestanley@home.com


          CHARTERED DETAILS PLANS FOR SINGAPORE'S FIRST 300MM FACILITY


     NEW FAB SCHEDULED TO OPEN IN 2002 AT AN ESTIMATED COST OF $3.5 BILLION

     MILPITAS, CALIF. AND SINGAPORE -- FEBRUARY 14, 2001 -- Chartered Semiconductor Manufacturing (Nasdaq: CHRT and SGX-ST: Chartered), one of the world's top three silicon foundries, today detailed its plans for Singapore's first 300mm facility. Pilot production on Fab 7, Chartered's largest wafer fabrication project, is scheduled to begin in 2002.

     The Company, which has five fabs in Singapore, has revised its original plans to ramp Fab 7 by foregoing an interim step to bring it up as a 200mm facility. Instead, Chartered will accelerate the cost and utilization benefits of 300mm wafers qualified on Chartered's most advanced processes. To meet its customers' 200mm demands, Chartered will maximize its existing capacity, including the scheduled expansion of the operational capabilities of Fab 6 first brought online in 2000.

     The more advanced configuration of Fab 7, now expected to cost
$3.5 billion, is an important part of Chartered's plan to double its capacity in the next three years. It also reflects a significant portion of the Company's 2001 plans for capital equipment spending, up by 30 percent from 2000.

     The new 300mm fab will be fitted with state-of-the-art manufacturing technology, optimized for volume production of Chartered's leading-edge process technologies down to 0.10-micron. The
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fab's 170,000 square-feet of clean-room space will be capable of producing in excess of 30,000 300mm wafers per month in full production.

     "Clearly, 300mm is the manufacturing option of choice for the future, and we are excited to be moving forward with our strategy for capitalizing on the 300mm market opportunity forecasted to ramp up in mid-2002," said John Docherty, senior vice president, manufacturing operations and technology at Chartered. "Despite short-term uncertainty around the softening in end-market demand, we feel it is important to invest prudently now for the long-term needs of our customers, while retaining our flexibility to respond to their capacity requirement for other production technologies."

     Docherty added, "Our decision to move forward on a 300mm strategy for Fab 7 will result in a factory with a longer life-span and will substantially increase the value to our customers over an expanded period of time. We remain confident in our long-term vision and our business fundamentals, and we believe semiconductor inventory corrections that are occurring in the first half of 2001 will pass by the time our Fab 7 is in production mode next year."

     Fab 7 is an integral component in Chartered's "communications-smart" strategy of targeting high-growth end markets in telecommunications, wireless and other connectivity-related applications. The Company receives the highest percentage of its revenues from this segment, and focuses its R&D and product engineering efforts toward providing optimized silicon manufacturing solutions for customers in these markets.


ABOUT CHARTERED

     Chartered Semiconductor Manufacturing is one of the world's top three silicon foundries. The Company's business model is distinguished by its strategy to build trusted long-term relationships, where manufacturing is part of a larger customer-service focus that includes joint development and implementation of new process technologies supporting novel applications within the broad communications market. Chartered operates five semiconductor fabrication facilities at its Singapore headquarters, with a sixth fab under construction.

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     A Company with both global presence and perspective, Chartered is traded on both the Nasdaq Stock Market in the United States (Nasdaq: CHRT) and on the Singapore Exchange Securities Trading Limited in Singapore (SGX-ST: CHARTERED). The Company reported 2000 revenues of over US$1.1 billion. More than 4,300 Chartered employees are based at 11 locations around the world. Information about Chartered Semiconductor Manufacturing can be found at www.charteredsemi.com.


Safe Harbor Statement under the provisions of the United States Private Securities Litigation Reform Act of 1995

     This news release contains forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements, including without limitation, statements relating to our plans for Fab 7 and expected pilot production date; our long term outlook and near term outlook for the year 2001 and beyond; our capital expenditures, production capacity plans; the outlook for longer-term growth in the foundry services market; and the appropriateness of our business model and strategy. These statements reflect our current views and are subject to certain risks and uncertainties, which could cause actual results to differ materially from historical results or those anticipated. Among the factors that could cause actual results to differ materially are: the successful implementation of our partnership, technology and supply alliances; unforeseen delays or interruptions in our plans for our fabrication facilities, including Fab 7; the performance level of our fabrication facilities; changes in market outlook and trends, specifically in the foundry services and communications segments; economic conditions in the geographical locations where our customers and their markets are located; customer demands; availability of materials, equipment, manpower and timely regulatory approvals, availability of financings and terms thereof; continued success in technological advances. Although we believe the expectations reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be attained. In addition to the foregoing factors, a description of certain other risks and uncertainties which could cause actual results to differ materially can be found in the section captioned "Risk Factors" in our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission. You are cautioned not to place undue reliance on these forward-looking statements, which are based on the current view of management on future events. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.